UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pandion Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

698340 10 6

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 698340 10 6	13D	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,262,301
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,262,301
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,262,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1)

Based upon 28,525,774 shares of the Issuer’s Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 16, 2020 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Cusip No. 698340 10 6	13D	Page 3 of 9

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Pandion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 134 Coolidge Avenue, Watertown, MA 02472.

Item 2.  Identity and Background.

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company incorporated under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GlaxoSmithKline plc. The Common Stock, which is the subject of this Statement, is held of record by S.R. One, Limited (“S.R. One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

On September 30, 2016, GlaxoSmithKline plc agreed to a settlement with the SEC relating to an investigation into the commercial practices of certain subsidiaries of GlaxoSmithKline plc in China. The SEC’s order found that GlaxoSmithKline plc violated the internal controls and books and records provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). GlaxoSmithKline plc consented to the order without admitting or denying the findings and agreed to pay a $20 million civil penalty. GlaxoSmithKline plc also agreed to provide status reports to the SEC for the next two years on its remediation and implementation of anti-corruption compliance measures.

Other than as set forth above in this Item 2, during the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Between January 2018 and June 2020, GlaxoSmithKline plc, through S.R. One, purchased 7,846,554 shares of Series A convertible preferred units and 1,776,980 shares of Series B convertible preferred units of Issuer. The consideration for each of the convertible preferred units was obtained from working capital of S.R. One.

A 5.0994-for-one reverse stock split of the Issuer’s common stock was effective July 13, 2020. After giving effect to the reverse stock split, each share of Series A convertible preferred stock and Series B convertible preferred stock automatically converted into one share of Common Stock upon the completion of the Issuer’s initial public offering (the “IPO”).

S.R. One received an aggregate of 1,887,193 shares of Common Stock from the conversion of the Series A and Series B convertible preferred stock that occurred automatically on July 16, 2020 upon closing of the IPO.

GlaxoSmithKline plc, through S.R. One, acquired from the Issuer 361,111 shares of Common Stock at the IPO at the public offering price of $18.00 per share. The total consideration paid by S.R. One for these shares was $6,499,998 and such consideration was obtained from the working capital of S.R. One.

A stock option was granted to Jill A. Carroll as director’s compensation on July 17, 2020 with respect to 13,997 Common Shares with the shares vesting with respect to 2.7778% of the shares at the end of each successive one month period following the grant date until the third anniversary of the grant date, subject to Ms. Carroll’s continued service on each applicable vesting date. The stock option can be exercised at any time as to vested shares, at an exercise price of $18.00, until the expiration date of July 16, 2030. As Principal at S.R. One and an employee of GlaxoSmithKline LLC, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc (“GlaxoSmithKline LLC”), Ms. Carroll is obligated to transfer any shares issued under the stock option to S.R. One, Limited, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

Cusip No. 698340 10 6	13D	Page 4 of 9

Item 4.  Purpose of Transaction.

S.R. One appointed Jill A. Carroll, a Principal at S.R. One and an employee of GlaxoSmithKline LLC to the board of the Issuer in July 22, 2019. Ms. Carroll continues to serve on the board of directors of the Issuer.

On March 23, 2020, the Issuer, S.R. One and certain other investors, including the holders of Preferred Stock entered into the Investors’ Rights Agreement, incorporated by reference to Exhibit 10.1 in the Issuer’s Registration Statement on Form S-1/A filed with the SEC on June 26, 2020 (the “Investors’ Rights Agreement”). The registration rights granted to S.R. One pursuant to the Investors’ Rights Agreement included demand registration rights, piggyback registration rights, and Form S-3 registration rights, as well as customary indemnification provisions as more fully described in the agreement.

In connection with the IPO, S.R. One entered into a lock-up agreement (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 2, with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, and SVB Leerink LLC (in their capacity as representatives of several underwriters for the IPO) (the “Representatives”). Pursuant to the Lock-Up Agreement, S.R. One has agreed that for a period of 180 days following the date set forth on the final prospectus used to sell the securities in the IPO, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Issuer, or any options or warrants to purchase any shares of Common Stock of the Issuer, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by the SR One (including holding as a custodian) or with respect to which the SR One has beneficial ownership within the rules and regulations of the SEC.

The descriptions of the Investors Rights Agreement and the Lock-Up Agreement in this Item 4 of the Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by reference.

Other than as described above, GlaxoSmithKline plc has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;
i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

S.R. One expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as S.R. One may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Cusip No. 698340 10 6	13D	Page 5 of 9

Also, consistent with its investment intent, S.R. One may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.  Interest in Securities of the Issuer.

a.	GlaxoSmithKline plc beneficially owns 2,262,301 shares of Common Stock, which represents 7.9% of the 28,525,774 shares of Common Stock outstanding as of July 16, 2020, upon the closing of the IPO, as reported in the Final Prospectus.
b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 2,262,301 shares of Common Stock described in Item 5a above.
c.	Except as described herein, no transaction in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.
d.	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc or S.R. One and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Amended and Restated Investors’ Rights Agreement by and among the Issuer and the parties listed therein dated as of March 23, 2020, a copy of which is incorporated herein by reference from Exhibit 10.1 to the registration statement on Form S-1/A originally filed by the Issuer on June 26, 2020.
2	Lock-Up Agreement, dated as of May 19, 2020, entered into by and between the Representatives and S.R. One.

Cusip No. 698340 10 6	13D	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 698340 10 6	13D	Page 7 of 9

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Cusip No. 698340 10 6	13D	Page 8 of 9

Name	Business Address	Principal Occupation or Employment	Citizenship
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Cusip No. 698340 10 6	13D	Page 9 of 9

Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British